Filed Pursuant to Rule 424(b)(2)

Registration No. 333-85646

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$1,500,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A

14.00% Exchangeable Notes due October 4, 2005

Linked to the Common Stock of Krispy Kreme Doughnuts, Inc.

Issuer:	Barclays Bank PLC

Issue Date:	October 4, 2004

Maturity Date:	October 4, 2005

Coupon:	14.00% per annum, paid monthly

Linked Security:	Krispy Kreme Doughnuts, Inc. Common Stock, no par value (the “KKD Shares”), (traded on the New York Stock Exchange under the symbol “KKD”)

Initial Share Price:	$12.14

Final Share Price:	Closing price of KKD Shares on September 29, 2005

Protection Price:	70% of the initial share price ($8.50)

You will receive the full principal amount of your Notes at maturity unless:

(a) the final share price is lower than the initial share price; and

(b) between September 27, 2004 (the “initial valuation date”) and September 29, 2005 (the “final valuation date”), inclusive, the closing price of the KKD Shares on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of KKD Shares equal to the principal amount of your Notes divided by the initial share price (the “physical delivery amount”). Fractional shares will be paid in cash.

Payment at Maturity:	You may lose some or all of your principal if you invest in the Notes.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “Risk Factors” beginning on page S-6 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commissions	Proceeds to Barclays Bank PLC
Per Note	100%	3.00%	97.00%
Total	$1,500,000	$45,000	$1,455,000

Barclays Capital

Pricing Supplement dated September 27, 2004

TABLE OF CONTENTS

Pricing Supplement

PRICING SUPPLEMENT SUMMARY	S-1
RISK FACTORS	S-6
THE KKD SHARES	S-9
VALUATION OF THE NOTES	S-11
SPECIFIC TERMS OF THE NOTES	S-11
USE OF PROCEEDS AND HEDGING	S-20
CAPITALIZATION OF BARCLAYS BANK PLC	S-21
SUPPLEMENTAL TAX CONSIDERATIONS	S-22
Prospectus Supplement
THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26
Prospectus
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY OF SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

•	Return profile – The Notes are issued by Barclays Bank PLC and the return on the Notes is linked to the performance of the KKD Shares.

•	Coupon – We will pay you 14.00% per annum, payable monthly in arrears, regardless of how the KKD Shares perform.

•	Return at maturity – You will receive the full principal amount of your Notes at maturity unless: (a) the final share price of the KKD Shares is lower than the initial share price of the KKD Shares and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the KKD Shares on any day is below the protection price. If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of KKD Shares equal to the principal amount of your Notes divided by the initial share price (fractional shares to be paid in cash).

If your payment at maturity is in KKD Shares, you will receive the number of KKD Shares for each $1,000 principal amount of your Notes calculated by the calculation agent by dividing $1,000 by the initial share price (subject to antidilution adjustments). The KKD Shares delivered to you will have a market value that is less than the full principal amount of your Notes. Accordingly, you may lose some or all of your principal if you invest in the Notes.

•	No exchange listing – The Notes will not be listed on any U.S. securities exchange or quotation system.

The Notes pay a coupon that may be higher than the coupon you would receive on fixed income securities with comparable credit ratings and maturities. In exchange for this coupon, you should be prepared to accept the risk that you may lose some or all of the principal amount of your Notes payable at maturity.

See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” below and “Specific Terms of the Notes” in this pricing supplement.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Market risks – The Notes are exposed to the same downside price risk as the KKD Shares. If (a) the final share price of the KKD Shares is lower than the initial share price of the KKD Shares and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the KKD Shares on any day is below the protection price, you could lose some or all of your principal. If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses. Also, the Notes do not have the same price appreciation potential as KKD Shares because, at maturity, even if the value of KKD Shares has appreciated, the value of your Notes will not exceed their principal amount.

•	Liquidity – There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

•	Price Volatility – If KKD Shares trade or close near or below the protection price, we expect the market value of the Notes to decline to reflect a number of factors, including our right to potentially deliver at maturity a fixed number of KKD Shares to you with a market value less than 100% of the principal amount of your Notes.

Is This the Right Investment for You?

The Notes may be the right investment for you if:

•	You are seeking relatively high current income and you are willing to accept the risks of owning equities in general and KKD Shares in particular.

•	You believe that either: (a) the final share price of the KKD Shares will be equal to or greater than the initial share price of the KKD Shares or (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the KKD Shares on any day will never fall below the protection price of 70% of the initial share price.

•	You are prepared to hold the Notes until maturity.

The Notes may not be the right investment for you if:

•	You are not willing to accept the risks of owning equities in general and the KKD Shares in particular.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

•	You seek an investment for which there will be an active secondary market.
•	You are not prepared to hold the Notes until maturity.

What Are the Tax Consequences?

The terms of the Notes require (in the absence of an administrative or judicial ruling to the contrary) that you treat your Notes for tax purposes as consisting of two components:

(1)	A non-contingent debt instrument issued by us; and

(2)	A put option on the KKD Shares which you sold to us on the trade date as part of your initial investment in the Notes.

Under this tax treatment, the interest paid (14.00% coupon) is divided into two components for tax purposes, the debt component of 2.40% and the option premium component of 11.60%:

(1)	Debt component – The interest on the debt component is taxed as ordinary income in the year it is received or accrued depending on your method of accounting for tax purposes.

(2)	Option premium component – The option premium component is generally not taxed until sale or maturity. At maturity, the option premium component is taxed:

•	as a short-term capital gain if principal is repaid in cash, or

•	as a reduction of the cost basis if shares are delivered.

The United States federal income tax consequences of your investment in the Notes are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, it is reasonable to treat your Notes as described above, but it would also be reasonable to treat your Notes as a single short-term debt instrument subject to the tax rules governing short-term debt instruments. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including tax consequences applicable to non-United States persons and persons who purchase the Notes in the secondary market, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Examples

Assumptions:

Initial share price of KKD Shares:	$12.14
Protection price:	$8.50 ($12.14 X 70%)
Principal amount of Notes:	$1,000
Fixed numbers of KKD Shares* (i.e., the physical delivery amount):	82 ($1,000/$12.14)
Coupon:	14.00% per annum, paid monthly in arrears
Monthly coupon payment:	$11.67 ($1,000 X 14.00%) /12
Dividend yield on KKD Shares:	0% per annum
Dividend:	$0.00 ($1,000 X 0%)
*	The fixed number of KKD Shares has been rounded for ease of analysis.

Example 1 – The KKD Shares close on the final valuation date above the initial share price.

In this example, KKD Shares close on the final valuation date at $15.00, above the initial share price. This will result in 100% of the principal amount of the Notes being returned in cash regardless of whether KKD Shares have closed below the protection price prior to the final valuation date.

Return Calculation:

An investor receives a total of $1,140.00 in cash which includes:

100% of your principal amount =	$1,000.00
Twelve $11.67 coupon payments =	$140.00

TOTAL:	$1,140.00

14.00% Return on Investment

Comparative Investment in KKD Shares Calculation:

Market value of 82 KKD Shares*=	$1,230.00
Dividend =	$0.00

TOTAL:	$1,230.00

*82 shares X closing price on the final valuation date.

23.00% Return on Investment

Example 2 – The KKD Shares close on the final valuation date below the initial share price but never fall below the protection level.

In this example, KKD Shares close on the final valuation date at $10.00, below the initial share price, but never fall below the protection level on or prior to the final valuation date. This will result in 100% of the principal amount of the Notes being returned in cash regardless of the performance of KKD Shares between the initial valuation date and the final valuation date, inclusive.

Return Calculation:

An investor receives a total of $1,140.00 in cash which includes:

100% of your principal amount =	$1,000.00
Twelve $11.67 coupon payments =	$140.00

TOTAL:	$1,140.00

14.00% Return on Investment

Comparative Investment in KKD Shares Calculation:

Market value of 82 KKD Shares*=	$820.00
Dividend =	$0.00

TOTAL:	$820.00

*82 shares X closing price on the final valuation date.

-18.00% Return on Investment

Example 3 – The KKD Shares fall below the protection price and close on the final valuation date below the initial price.

In this example, KKD Shares close below the protection price on one or more days between the initial valuation date and the final valuation date, inclusive, and close at $10.00, below the initial share price. This will result in KKD Shares (as opposed to cash) being delivered to the investor at maturity with a market value that is less than the full principal amount of the Notes, regardless of how well KKD Shares may have performed on other days between the initial valuation date and the final valuation date. The investor then has a choice of holding the KKD Shares with the view that their price will recover over time, or selling the shares and realizing a principal loss.

Return Calculation:

Assuming a final share price of $10.00 with an initial share price of $12.14, an investor receives 82 KKD Shares with a market value of $820.00 and $140.00 in total coupon payments:

Market value of 82 KKD Shares delivered* =	$820.00
Twelve $11.67 coupon payments =	$140.00

TOTAL:	$960.00

*82 shares X $10.00 market value per share

-4.00% Return on Investment

Comparative Investment in KKD Shares Calculation:

Market value of 82 KKD Shares*=	$820.00
Dividend =	$0.00

TOTAL:	$820.00

*82 shares X closing price on the final valuation date.

-18.00% Return on Investment

Return Profile at Maturity: Comparison of Total Return of the Notes at Maturity Against Owning KKD Shares

Stock:	KKD Shares
Initial share price of KKD Shares:	$12.14
Protection price:	$8.50
Stock performance:	75.00% to –100.00%
Annual coupon on the Notes:	14.00%
Annual dividend yield:	0%
Term of the Notes:	1 year

Table 1 – KKD Shares do not fall below the protection price before the final valuation date

Stock Performance			Notes Performance
Stock Price on the Final Valuation Date	Stock Price % Change	Stock Price +Dividend % Change	Notes Payment or Stock Value at Maturity	12 Monthly Coupon Payments (1)	Total	1 Year Total Return
$21.25	75.00%	75.00%	$1,000.00	$140.00	$1,140.00	14.00%
$18.82	55.00%	55.00%	$1,000.00	$140.00	$1,140.00	14.00%
$17.00	40.00%	40.00%	$1,000.00	$140.00	$1,140.00	14.00%
$15.78	30.00%	30.00%	$1,000.00	$140.00	$1,140.00	14.00%
$14.08	16.00%	16.00%	$1,000.00	$140.00	$1,140.00	14.00%
$13.11	8.00%	8.00%	$1,000.00	$140.00	$1,140.00	14.00%
$12.63	4.00%	4.00%	$1,000.00	$140.00	$1,140.00	14.00%
$12.14	0.00%	0.00%	$1,000.00	$140.00	$1,140.00	14.00%
$11.53	-5.00%	-5.00%	$1,000.00	$140.00	$1,140.00	14.00%
$10.93	-10.00%	-10.00%	$1,000.00	$140.00	$1,140.00	14.00%
$9.71	-20.00%	-20.00%	$1,000.00	$140.00	$1,140.00	14.00%
$8.50	-30.00%	-30.00%	$1,000.00	$140.00	$1,140.00	14.00%

$7.28	-40.00%	-40.00%	$600.00	$140.00	$740.00	-26.00%
$6.07	-50.00%	-50.00%	$500.00	$140.00	$640.00	-36.00%
$4.86	-60.00%	-60.00%	$400.00	$140.00	$540.00	-46.00%
$3.64	-70.00%	-70.00%	$300.00	$140.00	$440.00	-56.00%
$2.43	-80.00%	-80.00%	$200.00	$140.00	$340.00	-66.00%
$1.21	-90.00%	-90.00%	$100.00	$140.00	$240.00	-76.00%
$0.00	-100.00%	-100.00%	$0.00	$140.00	$140.00	-86.00%

(1)	The reinvestment rate is assumed to be 0%. A positive reinvestment rate would increase the total return of the Notes relative to the total return of the underlying stock.

Table 2 – KKD Shares do fall below the protection price before the final valuation date

Stock Performance			Notes Performance
Stock Price on the Final Valuation Date	Stock Price % Change	Stock Price +Dividend % Change	Notes Payment or Stock Value at Maturity	12 Monthly Coupon Payments (1)	Total	1 Year Total Return
$21.25	75.00%	75.00%	$1,000.00	$140.00	$1,140.00	14.00%
$18.82	55.00%	55.00%	$1,000.00	$140.00	$1,140.00	14.00%
$17.00	40.00%	40.00%	$1,000.00	$140.00	$1,140.00	14.00%
$15.78	30.00%	30.00%	$1,000.00	$140.00	$1,140.00	14.00%
$14.08	16.00%	16.00%	$1,000.00	$140.00	$1,140.00	14.00%
$13.11	8.00%	8.00%	$1,000.00	$140.00	$1,140.00	14.00%
$12.63	4.00%	4.00%	$1,000.00	$140.00	$1,140.00	14.00%
$12.14	0.00%	0.00%	$1,000.00	$140.00	$1,140.00	14.00%

$11.53	-5.00%	-5.00%	$950.00	$140.00	$1,090.00	9.00%
$10.93	-10.00%	-10.00%	$900.00	$140.00	$1,040.00	4.00%
$9.71	-20.00%	-20.00%	$800.00	$140.00	$940.00	-6.00%
$8.50	-30.00%	-30.00%	$700.00	$140.00	$840.00	-16.00%
$7.28	-40.00%	-40.00%	$600.00	$140.00	$740.00	-26.00%
$6.07	-50.00%	-50.00%	$500.00	$140.00	$640.00	-36.00%
$4.86	-60.00%	-60.00%	$400.00	$140.00	$540.00	-46.00%
$3.64	-70.00%	-70.00%	$300.00	$140.00	$440.00	-56.00%
$2.43	-80.00%	-80.00%	$200.00	$140.00	$340.00	-66.00%
$1.21	-90.00%	-90.00%	$100.00	$140.00	$240.00	-76.00%
$0.00	-100.00%	-100.00%	$0.00	$140.00	$140.00	-86.00%

(1)	The reinvestment rate is assumed to be 0%. A positive reinvestment rate would increase the total return of the Notes relative to the total return of the underlying stock.

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. However, the return on the Notes is linked to the performance of the KKD Shares. Investing in the Notes is not equivalent to investing directly in the KKD Shares. See “The KKD Shares” for more information.

This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

You May Lose Some or All of Your Principal

The Notes combine features of equity and debt. The Notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount at maturity if the KKD Shares fall below the protection price and close on the final valuation date below the initial share price. In that event, we will pay you at maturity a fixed number of KKD Shares per $1,000 principal amount of your Notes with a market value less than 100% of the principal amount of your Notes. Accordingly, you may lose some or all of the amount that you invest in the Notes. See “Pricing Supplement Summary – How Do the Notes Perform at Maturity?” above.

You Will Not Benefit from Any Appreciation in the KKD Shares Above the Initial Share Price

The maximum you can receive on your Notes (excluding monthly coupon payments) is $1,000 per $1,000 principal amount of your Notes. Even if the KKD Shares trade above the initial share price between the initial valuation date and final valuation date, you will not receive KKD Shares or any other asset with the market value of KKD Shares. Instead, you will receive a cash payment at maturity equal to 100% of the principal amount of your Notes, regardless of how high above the initial share price the KKD Shares close on any day through maturity. Under no circumstances will you receive a principal amount at maturity greater than 100% of the principal amount of your Notes.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

You should be willing to hold your Notes until maturity. There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, you may sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the market price of the KKD Shares on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	the frequency and magnitude of changes in the market price of KKD Shares (volatility);

•	whether KKD Shares trade or close near or below the protection price;

•	the dividend rate paid on the KKD Shares (while not paid to holders of the Notes, dividend payments on the KKD Shares may influence the market price of the KKD Shares and the market value of options on the KKD Shares and therefore affect the market value of the Notes);

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	economic, financial, political, regulatory, or judicial events that affect stock markets generally, which may also affect the market price of the KKD Shares;

•	interest and yield rates in the market;

•	the time remaining to the maturity of the Notes; and

•	the creditworthiness of Barclays Bank PLC.

While it is possible that the Notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the principal amount of the Notes. Even if the Notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your Notes in a secondary market transaction, if such a transaction were available. Moreover, if you sell your Notes prior to maturity, you may have to sell them at a substantial discount from their principal amount if the market price of KKD Shares is at, below, or not sufficiently above the initial share price.

If KKD Shares trade or close near or below the protection price we expect the market value of Notes to decline to reflect our right to potentially deliver KKD Shares with a market value less than 100% of the principal amount of your Notes.

The Tax Consequences of an Investment in These Notes Are Uncertain

The United States federal income tax consequences of your investment in a Note are uncertain, as to both the timing and character of any inclusion in income in respect of your Note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a Note. For a more complete discussion of the United States federal income tax consequences of your investment in a Note, please see the discussion under “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” below, and the section “Tax Considerations” in the accompanying prospectus supplement.

If the Market Price of the KKD Shares Changes, the Market Value of Your Notes May Not Change in the Same Manner

Owning the Notes is not the same as owning KKD Shares. Accordingly, changes in the market price of the KKD Shares may not result in a comparable change in the market value of the Notes. If the market price of KKD Shares increases above the initial share price, the market value of the Notes may not increase. It is also possible for the market price of KKD Shares to increase moderately while the market value of the Notes declines.

If the market price of KKD Shares approaches the protection price for the first time, the market value of the Notes will likely decline at a greater rate than the market price of KKD Shares. If KKD Shares trade near or below the protection price we expect the market value of the Notes to decline to reflect, among a number of factors, our right to potentially deliver a fixed number of KKD Shares to you with a market value less than 100% of the principal amount of your Notes.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in KKD Shares, Futures or Options or Other Derivative Products on KKD Shares, May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging”, we or one or more affiliates may hedge our obligations under the Notes by purchasing KKD Shares, futures or options on KKD Shares or other derivative instruments with returns linked or related to changes in the performance of KKD Shares, and we may adjust these hedges by, among other things, purchasing or selling KKD Shares, futures or options or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of KKD Shares and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

In particular, when the market price of KKD Shares approaches the protection price, we may significantly change our hedge of our obligations under the Notes. The timing and amount of transactions in KKD Shares, or options, or derivatives on KKD Shares may affect whether and when KKD Shares close below the protection price. Sales of KKD Shares by us to rebalance our hedge of the Notes may tend to cause the KKD Share price to trade or close below the protection price. Once KKD Shares have closed below the protection price, we will have the right to deliver KKD Shares at maturity if KKD Shares close below the initial share price on the final valuation date. As a result, the market value of the Notes will likely decline sharply as our right to deliver KKD Shares on settlement becomes more valuable to us.

We or one or more of our affiliates may also engage in trading in KKD Shares and other investments relating to KKD Shares on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of KKD Shares and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of KKD Shares. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes. If they do, trading of the Notes may cause Barclays Capital Inc. or other affiliates of Barclays Bank PLC to be long or short the Notes in their inventory. The supply and demand for the Notes, including inventory positions of market makers, may affect any secondary market price for the Notes.

The indenture governing the Notes does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of any KKD Shares acquired by us or our affiliates. Neither we nor any of our affiliates will pledge or otherwise hold KKD Shares for the benefit of holders of the Notes in order to enable the holders to exchange their Notes for KKD Shares under any circumstances. Consequently, in the event of a bankruptcy, insolvency or liquidation involving us, any KKD Shares that we own will be subject to the claims of our creditors generally and will not be available specifically for the benefit of the holders of the Notes.

You Have No Shareholder Rights in the KKD Shares

As an owner of the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights that holders of KKD Shares may have.

Barclays Bank PLC and Its Affiliates Have No Affiliation with Krispy Kreme and Are Not Responsible for Its Public Disclosure of Information

We and our affiliates are not affiliated with Krispy Kreme, Inc. in any way and have no ability to control or predict the actions of Krispy Kreme, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity, and have no ability to control the public disclosure of these corporate actions or any other events or circumstances affecting Krispy Kreme. Krispy Kreme is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any corporate actions that might affect the market value of your Notes. Krispy Kreme may take actions that will adversely affect the market value of your Notes. None of the money you pay for the Notes will go to Krispy Kreme.

Neither we nor any of our affiliates assume any responsibility for the adequacy or accuracy of the information about the KKD Shares or Krispy Kreme contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into KKD Shares and Krispy Kreme.

You Have Limited Antidilution Protection

Barclays Capital Securities Limited, as calculation agent for the Notes, will adjust the amount payable at maturity by adjusting the initial share price (initial share price) and the physical delivery amount for certain events affecting KKD Shares, such as stock splits and stock dividends, and certain other actions involving KKD Shares. However, the calculation agent is not required to make an adjustment for every corporate event that can affect KKD Shares. If an event occurs that is perceived by the market to dilute KKD Shares and does not require the calculation agent to adjust the amount of KKD Shares payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected. You should refer to “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement for a description of the items that the calculation agent is responsible for determining.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Our affiliate, Barclays Capital Securities Limited, will serve as the calculation agent. Barclays Capital Securities Limited will, among other things, decide the amount, if any, of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting KKD Shares has occurred or is continuing on a day when the calculation agent will determine the closing price of KKD Shares. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

If the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing, the final valuation date will be postponed. The calculation agent will instead value the closing price of KKD Shares on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the closing price of KKD Shares is not available on the last possible valuation date either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate in its sole discretion of the closing price of KKD Shares that would have prevailed in the absence of the market disruption event or such other reason on the last possible valuation date. No interest will accrue and be payable on your Notes after October 4, 2005 if the maturity date or the final valuation date is postponed due to a market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

THE KKD SHARES

According to publicly available information, Krispy Kreme Doughnuts, Inc. (“Krispy Kreme”) was incorporated in North Carolina on December 2, 1999 as a wholly-owned subsidiary of Krispy Kreme Doughnut Corporation. On April 10, 2000, Krispy Kreme closed a public offering of its common stock.

Krispy Kreme is a leading branded specialty retailer of premium quality doughnuts. Its principal business, which began in 1937, is owning and franchising Krispy Kreme doughnut stores where over 20 varieties of premium quality doughnuts are made and sold. Each traditional store is a doughnut factory with the capacity to produce from 4,000 dozen to over 10,000 dozen doughnuts daily.

KKD Shares are traded on the New York Stock Exchange under the symbol “KKD.” The following table sets forth the quarterly high, low and closing prices for the common stock of Krispy Kreme based on daily closing prices. We obtained the trading price information set forth below from Bloomberg L.P., without independent verification.

You should not take the historical prices of KKD Shares as an indication of future performance, which may be better or worse than the prices reported below.

Historical Performance of KKD Shares

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2001*	$20.80	$15.59	$18.00
June 29, 2001*	43.50	15.13	40.00
September 28, 2001	40.00	25.00	29.60
December 31, 2001	46.90	29.60	44.20
March 29, 2002	44.36	33.00	40.85
June 28, 2002	41.70	29.49	32.19
September 30, 2002	38.02	29.32	31.26
December 31, 2002	40.00	27.40	33.77
March 31, 2003	35.36	26.42	33.86
June 30, 2003	41.35	30.20	41.18
September 30, 2003	49.74	37.50	38.50
December 31, 2003	44.54	36.02	36.60
March 31, 2004	39.99	32.38	34.34
June 30, 2004	35.33	18.70	19.09
July 1, 2004 to September 27, 2004**	18.88	11.56	12.14

*	Share prices reflect two-for-one stock splits paid on March 19, 2001 and June 14, 2001, in the form of dividends to shareholders of record as of March 5, 2001 and May 29, 2001, respectively.
**	High, low and closing prices are for the period starting July 1, 2004 and ending September 27, 2004.

Source: Bloomberg L.P.

Where to Find More Information

The KKD Shares are registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file information specified by the Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by Krispy Kreme with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information filed with the SEC by Krispy Kreme under the Exchange Act can be located by reference to its SEC file number: 1-16485.

Information may also be obtained from other sources such as press releases, newspaper articles and other publicly disseminated documents.

The Notes are not sponsored, endorsed, sold or promoted by Krispy Kreme. The Notes have not been passed on by Krispy Kreme as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of Krispy Kreme. Krispy Kreme makes no warranties and bears no liabilities with respect to the Notes.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by Krispy Kreme with the SEC.

We Obtained the Information About Krispy Kreme and KKD Shares in this Pricing Supplement from Krispy Kreme’s Public Filings.

As noted above, we have derived all information about Krispy Kreme and the KKD Shares in this pricing supplement from the publicly available documents referred to in the preceding paragraphs. We have not participated and will not participate in the preparation of any of those documents, nor have we made or will we make any “due diligence” investigation or any inquiry with respect to Krispy Kreme in connection with the offering of your Note. We do not make any representation that any publicly available document or any other publicly available information about Krispy Kreme is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this pricing supplement including events that would affect the accuracy or completeness of the publicly available documents referred to above or the trading price of the KKD Shares – have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning Krispy Kreme could affect the value you will receive at maturity and, therefore, the market value of the Notes.

We Have No Obligation to Disclose Information About Krispy Kreme That We May Obtain

We or any of our affiliates may currently or from time to time engage in business with Krispy Kreme, including making loans to or equity investments in Krispy Kreme or providing advisory services to Krispy Kreme, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about Krispy Kreme and, in addition, one or more of our affiliates may publish research reports about Krispy Kreme. We have no obligation to disclose to you any information about Krispy Kreme that we may acquire as a result of such activities. As an investor in the Notes, you should undertake such independent investigation of Krispy Kreme as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

VALUATION OF THE NOTES

At Maturity

As described above, a $1,000 investment in the Notes will pay $1,000 at maturity unless:

(a)	the final share price is lower than the initial share price; and

(b)	between the initial valuation date and the final valuation date, inclusive, the closing price of the KKD Shares on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of KKD Shares equal to the principal amount of your Notes divided by the initial share price (fractional shares to be paid in cash). If you receive KKD Shares in lieu of the principal amount of your Notes at maturity, the value of your investment will equal the value of the KKD Shares you receive, which could be substantially less than the value of your original investment.

Prior to Maturity

The market value of the Notes will be affected by a number of interrelated factors including, but not limited to, supply and demand, the market price of KKD Shares in relation to the initial share price and the protection price, the volatility and dividend level of KKD Shares, the level of interest rates and other economic conditions, as well as the perceived creditworthiness of Barclays Bank PLC. You should understand that the market value of the Notes is driven by a range of interrelated factors and that while the market price of KKD Shares is an important variable, it cannot be used as the sole measure to approximate the value of this investment. You should not use any single variable to approximate the value of this investment.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

The Notes bear interest from the issue date at a rate of 14.00% per annum, payable monthly in arrears on the last day of each month, beginning October 31, 2004, which annual interest amount shall be composed of (a) a coupon representing interest at a rate of 2.40% per annum and (b) a coupon representing an option premium of 11.60% per annum. No interest will accrue and be payable on your Notes after October 4, 2005 if the maturity date or the final valuation date is extended due to a market disruption event.

Payment at Maturity

Your payment at maturity for each Note you hold will depend on the performance of the KKD Shares between the initial valuation date and the final valuation date, inclusive. You will receive the full principal amount of your Notes at maturity unless: (a) the final share price is lower than the initial share price and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the KKD Shares on any day is below 70% of the initial share price. If the conditions described in (a) and (b) are both true, at maturity you will receive, instead of the principal amount of your Notes, the number of KKD Shares equal to the principal amount of your Notes divided by the initial share price (fractional shares to be paid in cash).

You may lose some or all of your principal if you invest in the Notes.

Physical Delivery Amount

If the payment at maturity is in KKD Shares, the number of shares received for each $1,000 invested in the Notes is referred to as the physical delivery amount. The physical delivery amount will be calculated by the calculation agent by dividing $1,000 by the initial share price. The physical delivery amount and the initial share price may change due to stock splits or other corporate actions. See “Specific Terms of the Notes – Antidilution Adjustments” below.

Maturity Date

The maturity date will be October 4, 2005 unless that day is not a business day, in which case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “Specific Terms of the Notes – Market Disruption Event” below.

Regular Record Dates for Interest

The regular record date relating to an interest payment date for the Notes will be the date 15 calendar days prior to the interest payment date, whether or not that date is a business day. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 p.m., New York City time, on that day.

Final Valuation Date

The final valuation date will be the third business day prior to the maturity date, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date be later than October 15, 2005 or, if October 15, 2005 is not a business day, later than the first business day after October 15, 2005.

Market Disruption Event

As described above, the closing price of the KKD Shares between the initial valuation date and the final valuation date, inclusive, will determine whether holders receive cash or KKD Shares at maturity of the Notes. If a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date, then the calculation agent will instead use the closing price on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than ten business days.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the market price of KKD Shares is not available on the last possible valuation date either because of a market disruption event or for any other reason, the calculation agent will make a good faith estimate of the closing price for KKD Shares that would have prevailed in the absence of the market disruption event or such other reason on the last possible valuation date.

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in KKD Shares in their primary market for more than two hours or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or
•	a suspension, absence or material limitation of trading in option contracts relating to KKD Shares in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion; or

•	KKD Shares do not trade on the New York Stock Exchange, or the primary market for KKD Shares, as determined by the calculation agent in its sole discretion;

and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging”.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option contracts relating to KKD Shares.

For this purpose, an “absence of trading” in the primary securities market on which option contracts related to KKD Shares are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in option contracts related to KKD Shares, if available, in the primary market for those contracts, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to those contracts, or

•	a disparity in bid and ask quotes relating to those contracts,

will constitute a suspension or material limitation of trading in option contracts related to KKD Shares in the primary market for those contracts.

Antidilution Adjustments

As described above, the closing price of KKD Shares between the initial valuation date and the final valuation date, inclusive, will determine whether holders receive cash or KKD Shares at maturity of the Notes. The amount payable at maturity of the Notes will be based on the closing price of KKD Shares on the final valuation date and the physical delivery amount. The physical delivery amount will be the same as the initial physical delivery amount unless the calculation agent adjusts the physical delivery amount as described below. The calculation agent will adjust the initial share price or the physical delivery amount or both as described below, if an event described below occurs and the calculation agent determines that such event has a diluting or concentrative effect on the theoretical value of KKD Shares.

Below you will find examples of how certain corporate actions and other events may lead to adjustments to the physical delivery amount. In each case where the physical delivery amount changes, the initial share price will generally also change. Typically, the initial share price will be adjusted as follows:

The calculation agent will adjust the initial share price by multiplying the prior initial share price by a fraction whose numerator is the prior physical delivery amount and whose denominator is the new physical delivery amount.

New Initial Share Price =

Prior Initial Share Price X	Prior Physical Delivery Amount
New Physical Delivery Amount

The adjustments described below do not cover all events that could affect the value of the Notes. We describe the risks relating to dilution above under “Risk Factors – You Have Limited Antidilution Protection”.

How Adjustments Will Be Made

If one of the events described below occurs and the calculation agent determines that the event has a diluting or concentrative effect on the theoretical value of KKD Shares, the calculation agent will calculate a corresponding adjustment to the initial share price or the physical delivery amount or both as the calculation agent determines appropriate to account for that diluting or concentrative effect. For example, if an adjustment is required because of a two-for-one stock split, then the physical delivery amount for the Notes will be adjusted to double the prior physical delivery amount, and, as a result, the initial share price will be reduced proportionately. The calculation agent will also determine the effective date of that adjustment. Upon making any such adjustment, the calculation agent will give notice as soon as practicable to the trustee, stating the adjustment to the initial share price, physical delivery amount or the protection price or all of them.

If more than one event requiring adjustment occurs, the calculation agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the initial share price or the physical delivery amount or both for the first event, the calculation agent will adjust the initial share price or the physical delivery amount or both for the second event, applying the required adjustment to the initial share price and physical delivery amount as already adjusted for the first event, and so on for any subsequent events.

For any dilution event described below, the calculation agent will not have to adjust the initial share price or the physical delivery amount unless the adjustment would result in a change to the initial share price or the physical delivery amount of at least 0.1% in the initial share price or physical delivery amount that would apply without the adjustment. The initial share price and the physical delivery amount resulting from any adjustment will be rounded up or down, as appropriate, to, in the case of the initial share price, the nearest cent, and, in the case of the physical delivery amount, the nearest thousandth, with one-half cent and five hundred-thousandths, respectively, being rounded upward.

If an event requiring antidilution adjustment occurs, the calculation agent will make any adjustments with a view to offsetting, to the extent practical, any change in your economic position relative to the Notes, which results solely from that event. The calculation agent may, in its sole discretion, modify any antidilution adjustments as necessary to ensure an equitable result.

The calculation agent will make all determinations with respect to antidilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about any adjustments it makes upon your written request.

The following events are those that may require an antidilution adjustment:

•	a subdivision, consolidation or reclassification of KKD Shares or a free distribution or dividend of any KKD Shares to existing holders of KKD Shares by way of bonus, capitalization or similar issue;

•	a distribution or dividend to existing holders of KKD Shares of:

–	KKD Shares,

–	other share capital or securities granting the right to payment of dividends equally or proportionately with such payments to holders of KKD Shares, or

–	any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the calculation agent;

•	the declaration by Krispy Kreme of an extraordinary or special dividend or other distribution whether in cash or shares of KKD Shares or other assets;

•	a repurchase by Krispy Kreme of its common stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;
•	any other similar event that may have a diluting or concentrative effect on the theoretical value of KKD Shares; or

•	a consolidation of Krispy Kreme with another company or merger of Krispy Kreme with another company.

Stock Splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share is worth less as a result of a stock split.

If KKD Shares are subject to a stock split, then the calculation agent will adjust the physical delivery amount to equal the sum of the physical delivery amount before that adjustment (the “prior physical delivery amount”) plus the product of (1) the number of new shares issued in the stock split with respect to one KKD Share and (2) the prior physical delivery amount. The initial share price will also be adjusted as discussed above.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share is worth more as a result of a reverse stock split.

If KKD Shares are subject to a reverse stock split, then the calculation agent will adjust the physical delivery amount to equal the product of the prior physical delivery amount and the quotient of (1) the number of KKD Shares outstanding immediately after the reverse stock split becomes effective and (2) the number of KKD Shares outstanding immediately before the reverse stock split becomes effective. The initial share price will also be adjusted as discussed above.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share is worth less as a result of a stock dividend.

If KKD Shares are subject to a stock dividend payable in KKD Shares, then the calculation agent will adjust the physical delivery amount to equal the sum of the prior physical delivery amount plus the product of (1) the number of shares issued in the stock dividend with respect to one KKD Share and (2) the prior physical delivery amount. The initial share price will also be adjusted as discussed above.

Other Dividends and Distributions

The physical delivery amount will not be adjusted to reflect dividends or other distributions paid with respect to KKD Shares, other than:

•	stock dividends described above,

•	issuances of transferable rights and warrants with respect to KKD Shares as described in “Specific Terms of the Notes – Antidilution Adjustments – Transferable Rights and Warrants” below, and

•	extraordinary dividends described below.

A dividend or other distribution with respect to KKD Shares will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for KKD Shares by an amount equal to at least 10% of the closing price of KKD Shares on the business day before the ex-dividend date. The ex-dividend date for any dividend or other distribution is the first day on which KKD Shares trade without the right to receive that dividend or distribution.

If an extraordinary dividend occurs, the calculation agent will adjust the physical delivery amount to equal the product of (1) the prior physical delivery amount and (2) a fraction, the numerator of which is the closing price of KKD Shares on the business day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

The extraordinary dividend amount with respect to an extraordinary dividend for KKD Shares equals:

•	for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of KKD Shares minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for KKD Shares, or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent in its sole discretion. A distribution on KKD Shares that is a dividend payable in KKD Shares that is also an extraordinary dividend, or an issuance of rights or warrants with respect to KKD Shares that is also an extraordinary dividend will result in an adjustment to the physical delivery amount only as described in “Specific Terms of the Notes – Antidilution Adjustments – Stock Dividends” above, “ – Transferable Rights and Warrants” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If Krispy Kreme issues transferable rights or warrants to all holders of KKD Shares to subscribe for or purchase KKD Shares at an exercise price per share that is less than the closing price of KKD Shares on the business day before the ex-dividend date for issuance, then the physical delivery amount will be adjusted by multiplying the prior physical delivery amount by the following fraction:

•	the numerator will be the number of KKD Shares outstanding at the close of business on the day before that ex-dividend date plus the number or additional KKD Shares offered for subscription or purchase under those transferable rights or warrants, and

•

the denominator will be the number of KKD Shares outstanding at the close of business on the day before that ex-dividend date plus the product of (1) the total number of additional KKD Shares offered for subscription or purchase under the transferable rights or warrants and (2) the exercise price of those transferable rights or warrants divided by the closing price on the business day before that ex-dividend date.

The initial share price and the protection price will also be adjusted as discussed above.

Reorganization Events

Each of the following is a reorganization event:

•	KKD Shares are reclassified or changed;

•	Krispy Kreme has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all outstanding KKD Shares are exchanged for or converted into other property;

•	a statutory share exchange involving outstanding KKD Shares and the securities of another entity occurs, other than as part of an event described above;

•	Krispy Kreme sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

•	Krispy Kreme effects a spin-off – that is, issues to all holders of KKD Shares equity securities of another issuer, other than as part of an event described above; or

•	Krispy Kreme is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or another entity completes a tender or exchange offer for all the outstanding KKD Shares.

Adjustments for Reorganization Events

If a reorganization event occurs, then the calculation agent will adjust the initial share price, the physical delivery amount and the protection price by adjusting the amount and type of property or properties – whether cash, securities, other property or a combination – that a prior holder of an amount of KKD Shares equal to the physical delivery amount would hold after the reorganization event has occurred. We refer to this new property as the distribution property.

For the purpose of making an adjustment required by a reorganization event, the calculation agent, in its sole discretion, will determine the value of each type of distribution property. For any distribution property consisting of a security, the calculation agent will use the closing price of the security on the relevant exchange notice date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of KKD Shares may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the physical delivery amount to consist of the distribution property in the event as described above, the calculation agent will make further antidilution adjustments for any later events that affect the distribution property, or any component of the distribution property, comprising the new physical delivery amount. The calculation agent will do so to the same extent that it would make adjustments if KKD Shares were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the physical delivery amount, the required adjustment will be made with respect to that component, as if it alone were the physical delivery amount.

For example, if Krispy Kreme merges into another company and each KKD Share is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the physical delivery amount will be adjusted to consist of two common shares of the surviving company and the specified amount of cash. The calculation agent will adjust the common share component of the new stock redemption amount to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this section entitled “Specific Terms of the Notes – Antidilution Adjustments”, as if the common shares were KKD Shares. In that event, the cash component will not be adjusted but will continue to be a component of the physical delivery amount (with no interest adjustment). Consequently, the final Note value will include the final value of the two shares of the surviving company and the cash.

In this pricing supplement, references to the calculation agent adjusting the physical delivery amount in respect of a dilution event mean that the calculation agent will adjust the physical delivery amount in the manner described in this subsection if the dilution event is a reorganization event. If a reorganization event occurs, the distribution property distributed in the event will be substituted for KKD Shares as described above. Consequently, in this pricing supplement, references to KKD Shares mean any distribution property that is distributed in a reorganization event and comprises the adjusted physical delivery amount. Similarly, references to Krispy Kreme mean any successor entity in a reorganization event.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Specific Terms of the Notes – Default Amount on Acceleration – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment or delivery on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary. We may make any delivery of KKD Shares or distribution property ourselves or cause our agent to do so on our behalf.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the attached prospectus supplement but that is not a day on which the principal securities market for KKD Shares is authorized by law or executive order to close.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Maturity Date” and “Final Valuation Date” above. The same will apply to any delivery of KKD Shares that would otherwise be due on a day that is not a business day. For the Notes, however, the term business day has a different meaning than it does for other medium-term notes. We discuss this term under “Specific Terms of the Notes – Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent will make all determinations regarding the value of the Notes at maturity, the closing price of KKD Shares, antidilution adjustments, market disruption events, business days, the default amount (only in the case of a market disruption event) and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that the firm named as the calculation agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the calculation agent after the original issue date without notice.

Special Calculation Provisions

The closing price for any security on any day will equal the closing sale price or last reported sale price, regular way, for the security, on a per-share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day,

•	if that security is not listed on any national securities exchange, on the Nasdaq National Market System on that day, or

•	if that security is not quoted on the Nasdaq National Market System on that day, on any other U.S. national market system that is the primary market for the trading of that security.

If that security is not listed or traded as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of KKD Shares and listed or over-the-counter options on KKD Shares prior to and on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

In this regard, we or our affiliates may:

•	acquire or dispose of KKD Shares or other securities of Krispy Kreme,

•	take or dispose of positions in listed or over-the-counter options, futures or other instruments based on KKD Shares,

•	take or dispose of positions in listed or over-the-counter options, futures or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, or

•	any combination of the three.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of KKD Shares, listed or over-the-counter options or futures on KKD Shares or listed or over-the-counter options, futures or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and shareholders’ funds and indebtedness and contingent liabilities of the Group as at June 30, 2004.

As at June 30, 2004
million
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000
Authorized preference share capital – shares of U.S.$0.01 each(1)	150
Ordinary shares – issued and fully paid – 2,304 million shares	2,304
Preference shares – issued and fully paid(1)	—

£ million
Group shareholders’ funds
Equity
Issued and fully paid ordinary share capital	2,304
Share premium	5,763
Revaluation reserve	24
Profit and loss account	8,976
Total shareholders’ funds	17,067

Group indebtedness
Loan capital
Undated loan capital – convertible to preference shares	—
Undated loan capital – non-convertible	6,233
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,220

Debt securities in issue	55,280
Total indebtedness	67,748
Total capitalization and indebtedness	84,815

Group contingent liabilities
Acceptances and endorsements	530
Guarantees and assets pledged as collateral security	26,334
Other contingent liabilities	7,800

Notes:

(1)	At June 30, 2004 Barclays Bank PLC had U.S.$1,500,000 of authorized preference share capital comprising 150 million preference shares of U.S.$0.01 each. There were no preference shares in issue at June 30, 2004.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion of the United States federal income tax consequences of ownership of Notes set forth under “Tax Considerations” in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus supplement).

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Note as an investment unit consisting of (i) a non-contingent debt instrument subject to the rules governing short-term debt instruments (as described under “Tax Considerations –  U.S. Holders –  Original Issue Discount – Short-Term Notes” in the accompanying prospectus supplement) issued by us to you (the “Debt Portion”) and (ii) a put option on KKD Shares written by you and purchased by us (the “Put Option”). The terms of your Notes require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Notes for all tax purposes as an investment unit consisting of the Debt Portion and Put Option. By purchasing your Notes, you agree to these terms.

No statutory, judicial or administrative authority directly discusses how your Note should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in a Note are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Treatment as an Investment Unit

If your Note is properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of your Note would be treated as having been issued for the principal amount of the Note and that interest payments on the Note would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes. Amounts treated as payment for the Put Option would be deferred and would either be included in income by you upon the maturity or sale of your Note, or would reduce the basis of any KKD Shares you receive upon the maturity of your Note. The terms of your Note require you and us to treat 2.40% of the stated interest payments on your Note as payment of interest on the Debt Portion and the remaining 11.60% of the stated interest payments on your Note as payment for the Put Option.

A cash payment of the principal amount of your Note upon the maturity of your Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Note) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described in the preceding paragraph.

A payment of KKD Shares upon the maturity of your Note would likely be treated as (i) payment in full of the principal amount of the Debt Portion

(which would likely not result in the recognition of gain or loss if you are an initial purchaser of your Note) and (ii) the exercise by us of the Put Option and your purchase of the KKD Shares for an amount equal to the principal amount of your Note. Your United States federal income tax basis in the KKD Shares you receive would equal the principal amount of your Note less the amount of payments you received for the Put Option and deferred as described in the second preceding paragraph. Your holding period in the KKD Shares you receive would begin the day you beneficially receive such KKD Shares.

Upon the sale of your Note, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted United States federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Note if you are an initial purchaser of your Note). Except to the extent attributable to accrued but unpaid interest (or, as discussed below with respect to secondary purchasers, accrued market discount) with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described in the preceding paragraph) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Note is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

If you are a secondary purchaser of your Note, you would be required to allocate your purchase price for your Note between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of your Note, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus under “Tax Considerations – U.S. Holders – Market Discount” and “Tax Considerations – U.S. Holders – Original Issue Discount – Acquisition Premium” with respect to the Debt Portion. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Note that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option or with respect to the sale of any KKD Shares you receive upon the exercise of the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for your Note, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described in the third preceding paragraph) in an amount equal to such excess.

Example of Tax Treatment as an Investment Unit

The following example is for illustrative purposes only. Assume that you purchased a Note on the initial issuance with an underlying hypothetical XYZ Index Stock at par for $1,000 and will receive a 10% annual coupon. Assume further that the $100 annual coupon consists of an interest payment with respect to the Debt Portion of 3%, or $30, and a payment with respect to the Put Option of 7%, or $70. Pursuant to the characterization described above, you would include the interest portion of $30 in ordinary income in the year it is received or accrued, depending on your accounting method for tax purposes. Initially, the portion of the coupon attributable to the Put Option ($70) would not be subject to tax.

For a 12-month Note that is not sold prior to maturity, the coupon payments would total $100, $30 of which would be taxed as ordinary interest income in the year it is received or accrued and $70 of which would not be subject to tax until maturity. If the value of the XYZ Index Stock never fell below the downside protection price and/or is equal to or higher than the initial value of $100 at maturity, you would receive $1,000 cash and recognize a short-term capital gain of $70 (that is, the amount of the payments previously received by you with respect to the Put Option). If the value of the XYZ Index Stock at maturity is below the $100 initial value and at some point had fallen below the downside protection price, you would receive 10 shares of XYZ Index Stock for your Note (that is, $1,000 principal amount/$100 per share initial price = 10 shares). Your basis in the shares received would be $930, which is the initial purchase price of your Note ($1,000) less the payments previously made to you with respect to the Put Option ($70).

The foregoing example may be summarized as follows:

INITIAL INVESTMENT
Dollars invested in the Note	$1,000
Annual coupon	10%
Fixed income component of coupon	3%
Option premium component of coupon	7%
Initial value of XYZ Index Stock	$100
Number of shares received if value at maturity has declined from the initial price and the value fell below $90 sometime between the initial valuation date and the final valuation date ($1,000 par amount/initial value of $100 = 10 shares of XYZ Index Stock)	10

	Every Month	Total for 367 Days
Coupon Payment

Fixed income component of coupon (taxed as ordinary income in year received or accrued)	$2.50	$30
Option premium component of coupon (tax impact deferred until maturity)	$5.83	$70

Total coupon	$8.33	$100

There Are Two Potential Outcomes At Maturity

1) If XYZ Index Stock is at or above $100 at maturity, then the:
Investor receives repayment of principal		$1,000
Investor recognizes short term capital gains tax on the option premium component of coupon		$70
2) If XYZ Index Stock is below $100 at maturity, and the price of XYZ Index Stock has fallen below the threshold price at any time during the life of your Note, then the:
Investor receives 10 shares of XYZ Index Stock the market value of which depends on the value of XYZ Index Stock.
The cost basis of the XYZ Index Stock is:
Initial Investment		$1,000
Less: option premium component of coupon		$-70

Net cost basis		$930

Alternative Characterization

There is no judicial or administrative authority discussing how your Note should be treated for United States federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it would be reasonable to treat your Note, and the Internal Revenue Service might assert that your Note should be treated, as a single debt instrument as described in “Tax Considerations – U.S. Holders” in the accompanying prospectus supplement. Pursuant to such characterization, the Note would be subject to the rules concerning short-term debt instruments as described under the heading “Tax Considerations – U.S. Holders – Original Issue Discount – Short-Term Notes” therein.

Wash Sale Rules

If you sell KKD Shares prior or subsequent to your purchase of a Note, you will not be subject to any restriction or limitation with respect to the recognition of loss, if any, for federal income tax purposes upon such sale as a result of your purchase of the Note.

Non-U.S. Holders

Please see the discussion under “Tax Considerations – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

$1,500,000

BARCLAYS BANK PLC

14.00% EXCHANGEABLE NOTES DUE OCTOBER 4, 2005

LINKED TO THE COMMON STOCK OF KRISPY KREME DOUGHNUTS, INC.

PRICING SUPPLEMENT

SEPTEMBER 27, 2004

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital